BROOKFIELD OFFICE PROPERTIES INC.

(Incorporated under the laws of Canada)

PROXY

PROXY, solicited by Management, for the Annual Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation”) to be held on Thursday, May 3, 2012 at Three World Financial Center on the 26th floor in New York, New York, USA at 11:00 a.m. (New York time).

The undersigned registered shareholder of the Corporation hereby appoints GORDON E. ARNELL, or failing him RICHARD B. CLARK, each being a director of the Corporation (or in lieu thereof. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Thursday, May 3, 2012, and at any adjournments or postponements thereof, on the following matters:

A.	Election of Directors (The Corporation has cumulative voting for director nominees. See note 5 below.)

			FOR	WITHHOLD				FOR	WITHHOLD
1.	Mr. Gordon E. Arnell	►	☐	☐	7.	Mr. Michael Hegarty	►	☐	☐
2.	Mr. William T. Cahill	►	☐	☐	8.	Mr. Paul J. Massey Jr.	►	☐	☐
3.	Mr. Christie J. B. Clark	►	☐	☐	9.	Mr. F. Allan McDonald	►	☐	☐
4.	Mr. Richard B. Clark	►	☐	☐	10.	Mr. Robert L. Stelzl	►	☐	☐
5.	Mr. Jack L. Cockwell	►	☐	☐	11.	Mr. John E. Zuccotti	►	☐	☐
6.	Mr. J. Bruce Flatt	►	☐	☐

B.	Appointment of Auditors (mark only one of “FOR” or “WITHHOLD”)

☐	FOR the appointment of Deloitte & Touche LLP as auditors and authorizing the directors to fix the auditors’ remuneration; or

☐	Withhold from voting on the appointment of Deloitte & Touche LLP as auditors and authorizing the directors to fix the auditors’ remuneration.

C.	Advisory Resolution on Executive Compensation (mark only one of “FOR” or “AGAINST”)

☐	FOR the advisory resolution on the Corporation’s approach to executive compensation; or

☐	AGAINST the advisory resolution on the Corporation’s approach to executive compensation.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and on all other matters that may properly come before the Meeting. The shares represented by this proxy will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR each of the director nominees (shared equally among such nominees), FOR the appointment of Deloitte & Touche LLP as auditors and FOR the advisory resolution on the Corporation’s approach to executive compensation and in favour of Management’s proposals generally.

Name of Registered Shareholder:

Signature of Registered Shareholder:

Number of Common Shares:

Number of Class A Redeemable Voting Preferred Shares:

Date:	, 2012

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholders by Management of the Corporation.

2.

If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled “Q & A on Proxy Voting” in the accompanying Management Proxy Circular and carefully follow the instructions of their securities dealer or other intermediary.

3.	To be valid, this proxy must be signed and mailed to CIBC Mellon Trust Company, using the return envelope enclosed, by mail to CIBC Mellon Trust Company, Attention Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at 416-368-2502 or 1-866-781-3111, by no later than 5:00 p.m., New York time, on Tuesday, May 1, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed Meeting.

4.	Every shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting other than the Management representatives designated in this proxy. If you wish to appoint a person other than the Management representatives herein, please insert the name of your chosen proxyholder in the space provided and deliver the completed proxy to CIBC Mellon Trust Company as set out above.

5.

All shareholders should refer to the accompanying Notice of Annual Meeting of Shareholders and the accompanying Management Proxy Circular (including the section entitled “Business of the Meeting – Election of Directors”) for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Under cumulative voting, each holder of common shares entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by such shareholder, multiplied by the number of directors to be elected by the holders of common shares, and such shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom such shareholder has directed persons in this proxy to vote, such shareholder must do so personally at the Meeting, or by specifying such distribution in this proxy.

On any ballot that may be called for the election of directors by the holders of common shares, Management intends to cast the votes to which the shares represented by such proxy are entitled equally among all the proposed nominees that the shareholder has authorized Management to vote for in this proxy unless otherwise directed by the shareholder who has given such proxy.

6.	If a share is held by two or more persons (for example, joint ownership, trustees, executors, etc.) any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.